UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934
For the month of May, 2010.
Commission File Number: 001-31221
Total number of pages: 50

NTT DoCoMo, Inc.
(Translation of registrant’s name into English)

Sanno Park Tower 11-1, Nagata-cho 2-chome
Chiyoda-ku, Tokyo 100-6150
Japan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑     Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NTT DoCoMo, Inc.
Date: May 27, 2010	By:	/s/ OSAMU HIROKADO
Osamu Hirokado
Head of Investor Relations
Information furnished in this form:
1.	English translation of Notice of Convocation of the 19th Ordinary General Meeting of Shareholders.

Notice of Convocation of the 19th Ordinary General Meeting of Shareholders
NTT DoCoMo, Inc.
This is an English translation of the Notice of Convocation of the Ordinary General Shareholders Meeting for the 19th Fiscal Year (“the Notice”) of NTT DoCoMo, Inc. and its subsidiaries (“DOCOMO,” the “Company,” “we,” or “our Group”). This translation includes a translation of the audit report of KPMG AZSA & Co., DOCOMO’s independent auditor, of the financial statements included in the original Japanese language Notice. KPMG AZSA & Co. has not audited and makes no warranty as to the accuracy or otherwise of the translation of the financial statements or other financial information included in this translation of the Notice.

MESSAGE FROM THE PRESIDENT
Dear Shareholders:
I am delighted to present this convocation notice for the general shareholders meeting for the 19th fiscal year (from April 1, 2009 to March 31, 2010).
As Japan’s mobile phone market has continued to mature, based on our new action plan, “Change and Challenge,” we have moved ahead with our customer-centric business transformation initiatives, undertaking various initiatives aimed for growth, including, among other things, expanding subscribers’ packet usage and enriching our product lineup and rolling out new services. As a result of these endeavors, we were able to secure an increase in operating income despite a decrease in operating revenues, and acquired the largest market share of net additions for the fiscal year ended March 31, 2010.
In the fiscal year ending March 31, 2011, we will devote ourselves to advancing our customer-focused reform initiatives, with the aim of earning the No. 1 ranking in customer satisfaction. This year is positioned as a year to “enter the execution phase” for the realization of our goals to deliver services precisely catered to the individual lifestyle needs of each customer and provide solutions to pressing social issues. To this end, we will swiftly and steadily implement various measures to achieve an increase in packet ARPU and ensure a smooth roll-out of the LTE system.
While the environment surrounding our business is expected to remain intense, through steadfast execution of the aforesaid initiatives, we aim to create a safe and secure society where everyone can find affluence and comfort, and to become a company that contributes to the sustainable development of such a society.
As always, I ask for your continued goodwill and support.
May 2010
Ryuji Yamada
President and CEO

TSE Code: 9437
May 27, 2010
To Shareholders
NTT DoCoMo, Inc.
11-1, Nagata-cho 2-chome
Chiyoda-ku, Tokyo
Japan
Ryuji Yamada
President and CEO
NOTICE OF CONVOCATION OF
THE 19th ORDINARY GENERAL MEETING OF SHAREHOLDERS
Notice is hereby given that the 19th Ordinary General Meeting of Shareholders of the Company (“Meeting”) will be held as described below.
Details

1.	Date and Time:	Friday, June 18, 2010 at 10:00 a.m. (Japan Standard Time)

2.	Place of the Meeting:	Tsuru-no-ma, The Main Banquet Floor Hotel New Otani 4-1, Kioi-cho, Chiyoda-ku, Tokyo Japan

3.	Matters to be dealt with at the Meeting:
Matters to be reported:
1)	Report on Business Report, Consolidated and Non-Consolidated Financial Statements for the 19th Fiscal Year (from April 1, 2009 to March 31, 2010).

2)	Report on Results of Audit of Consolidated Financial Statements by Registered Public Accountants and Board of Corporate Auditors.

Matters to be resolved:

First Item of Business:	Appropriation of Retained Earnings

Second Item of Business:	Partial Amendment to Articles of Incorporation

Third Item of Business:	Election of Thirteen (13) Directors
A copy of the Business Report and our Consolidated and Non-Consolidated Financial Statements and a certified copy of the Independent Auditor’s Report and the Audit Report of Board of Corporate Auditors for the 19th Fiscal Year required to be attached are included as pages 13 - 46 hereto.
In accordance with the applicable laws and regulations, and the provisions of Article 13 of the Company’s Articles of Incorporation, we have posted the Notes to the Consolidated and Non-Consolidated Financial Statements, which comprises the Attachments to this Notice of Convocation of the 19th Ordinary General Meeting of Shareholders, at the Company’s following web site: (http://www.nttdocomo.co.jp/english/corporate/ir/event/meeting/index.html) instead of containing them herein.
Should any revision be needed with regard to the Reference Materials for the Ordinary General Meeting of Shareholders, Business Report or Consolidated and Non-Consolidated Financial Statements, the Company will publish such revision on its website (http://www.nttdocomo.co.jp/).

REFERENCE MATERIALS FOR ORDINARY GENERAL MEETING OF SHAREHOLDERS
Items of Business and Matters for Reference:

First Item of Business:	Appropriation of Retained Earnings
Items relating to year-end dividends
Taking into account the consolidated results of operations and consolidated dividend payout ratio, the Company distributes dividends with the aim of providing continuous stable dividends while trying to enhance its financial condition and secure internal reserves. The Company proposes to pay the year-end dividend for the 19th fiscal year as follows:
(1)	Type of Dividend Asset

Cash

(2)	Proposed Appropriation of Dividend Assets to Shareholders and Total Amount of Dividend Payment

¥2,600 per share of common stock of the Company
Total Amount of Dividend Payment: ¥108,174,929,200
(The Company paid an interim dividend in November 2009, and accordingly, the aggregate amount of annual dividends for this fiscal year will be ¥5,200 per share.)

(3)	Effective Date of the Appropriation of Dividends from Retained Earnings Monday, June 21, 2010

Second Item of Business:	Partial Amendment to Articles of Incorporation
1.	Reasons for Amending the Articles of Incorporation of the Company
(1)	It is proposed to amend Article 1 (Trade name) to align the English expression of the Company’s trade name with its English logo type.
(2)	To prepare for potential business deployment in the future, it is proposed to amend Article 2 (Purpose of business).

2.	Contents of Amendments to the Articles of Incorporation of the Company
The contents of the proposed amendments to the Articles of Incorporation of the Company are as follows:
(Provisions proposed to be amended are underlined.)

Current Articles of Incorporation		Proposed Amendments
(Trade name)		(Trade name)
Article 1		Article 1
1.	The name of the Company shall be “Kabushiki Kaisha Enu Thi Thi Dokomo” and shall be rendered in English as “NTT DoCoMo, Inc.”	1.	The name of the Company shall be “Kabushiki Kaisha Enu Thi Thi Dokomo” and shall be rendered in English as “NTT DOCOMO, INC.”

(Purpose)		(Purpose)
Article 2 (Omitted)		Article 2 (Same as present)
1-3.	(Omitted)	1-3.	(Same as present)
4.	Planning, development, manufacturing, sale and lease of telecommunications system and peripheral equipment.	4.	Planning, development, manufacturing, purchase, sale and lease of telecommunications system and peripheral equipment.
5-20.	(Omitted)	5-20.	(Same as present)

Third Item of Business:	Election of Thirteen (13) Directors
As the terms of office of thirteen (13) Directors will expire at the close of this meeting, it is proposed that thirteen (13) Directors be elected.
The candidates for positions as Directors are as follows:

Number of the
Candidate	Name	History, Positions, Responsibilities and Principal Concurrent		Company Shares
Number	(Date of Birth)	Positions		Owned
1	Ryuji Yamada	April 1973	Entered NTT Public Corporation	314
	(May 5, 1948)	June 2001	Senior Vice President, Member of the Board and Executive Manager of Plant Planning Department of Nippon Telegraph and Telephone West Corporation (“NTT West”)
		June 2002	Executive Vice President, Member of the Board and Senior Executive Manager of the Marketing and Support Solutions Headquarters of NTT West
		June 2004	Representative Director, Senior Executive Vice President and Member of the Board of Nippon Telegraph and Telephone Corporation (NTT)
		June 2007	Senior Executive Vice President, Member of the Board and Managing Director of Corporate Marketing Division of the Company
		June 2008	President and Chief Executive Officer and Member of the Board of the Company

Number of the
Candidate	Name	History, Positions, Responsibilities and Principal Concurrent		Company Shares
Number	(Date of Birth)	Positions		Owned
2	Kiyoyuki Tsujimura	April 1975	Entered NTT Public Corporation	231
	(January 11, 1950)	June 2001	Senior Vice President and Managing Director of Global Business Department of the Company
		June 2002	Senior Vice President and Managing Director of Corporate Strategy and Planning Department of the Company
		June 2004	Executive Vice President and Managing Director of Corporate Strategy and Planning Department of the Company
		June 2005	Executive Vice President, Member of the Board and Managing Director of Products and Services Division of the Company
		June 2008	Senior Executive Vice President, Member of the Board and Managing Director of Products and Services Division of the Company
		July 2008	Senior Executive Vice President, Member of the Board and Responsible for Multimedia Services and Technology of the Company

3	Masatoshi Suzuki	April 1975	Entered NTT Public Corporation	124
	(October 30, 1951)	June 2004	Senior Vice President and Managing Director of Public Relations Department of the Company
		June 2005	Senior Vice President and Managing Director of Public Relations Department of the Company
		June 2007	Executive Vice President, Member of the Board and Managing Director of Human Resources Management Department of the Company
		June 2008	Senior Executive Vice President, Member of the Board and Managing Director of Global Business Division of the Company
		July 2008	Senior Executive Vice President, Member of the Board and Responsible for Global Business and Corporate of the Company

Number of the
Candidate	Name	History, Positions, Responsibilities and Principal Concurrent		Company Shares
Number	(Date of Birth)	Positions		Owned
4	Hiroshi Matsui	July 1969	Entered Ministry of Posts and Telecommunications	88
	(August 6, 1946)	January 2003	Vice-Minister for Policy Coordination, Ministry of Public Management, Home Affairs, Posts and Telecommunications
		August 2005	President of Postal Savings Promotion Society
		September 2007 June 2008	Advisor to the Company Senior Executive Vice President and Member of the Board of the Company
		July 2008	Senior Executive Vice President, Member of the Board and Responsible for CSR and Branches in Kanto and Koshinetsu areas of the Company

5	Bunya Kumagai	April 1975	Entered NTT Public Corporation	122
	(October 13, 1952)	June 2003	Senior Vice President and Managing Director of Sales Promotion Department of the Company
		June 2005	Executive Vice President, Member of the Board and Managing Director of Marketing Division of NTT DoCoMo Tokai, Inc.
		June 2006	Senior Vice President, Member of the Board and Managing Director of Marketing Division of the Company
		June 2007	Executive Vice President, Member of the Board and Managing Director of Marketing Division of the Company
		July 2008	Executive Vice President, Member of the Board and Responsible for Consumer Sales of the Company

Number of the
Candidate	Name	History, Positions, Responsibilities and Principal Concurrent		Company Shares
Number	(Date of Birth)	Positions		Owned
6	Kazuto Tsubouchi (May 2, 1952)	April 1976 December 2000	Entered NTT Public Corporation General Manager of Kanazawa Branch of NTT West	92
		June 2004	Senior Vice President and Managing Director of Accounts and Finance Department of NTT DoCoMo Kansai, Inc.
		June 2006	Senior Vice President, Member of the Board and Managing Director of Accounts and Finance Department of the Company
		June 2008	Executive Vice President, Chief Financial Officer, Member of the Board and Managing Director of Accounts and Finance Department of the Company
		July 2008	Executive Vice President, Chief Financial Officer, Member of the Board, Managing Director of Accounts and Finance Department and Responsible for Business Alliance Department of the Company

(Principal concurrent position) Member of the Board of Tata Teleservices Limited (India)

7	Kaoru Kato	April 1977	Entered NTT Public Corporation	69
	(May 20, 1951)	July 2005	Representative Director and Senior Corporate Executive Officer of Sumitomo Mitsui Card Co., Ltd.
		June 2007	Executive Vice President and Member of the Board of NTT DoCoMo Kansai, Inc.
		July 2007	Executive Vice President, Member of the Board and Managing Director of Corporate Strategy Planning Department of NTT DoCoMo Kansai, Inc.
		June 2008	Executive Vice President, Member of the Board and Managing Director of Corporate Strategy and Planning Department of the Company
		April 2009	Executive Vice President, Member of the Board, Managing Director of Corporate Strategy and Planning Department and Managing Director of Mobile Society Research Institute of the Company
		July 2009	Executive Vice President, Member of the Board and Managing Director of Corporate Strategy and Planning Department of the Company

Number of the
Candidate	Name	History, Positions, Responsibilities and Principal Concurrent		Company Shares
Number	(Date of Birth)	Positions		Owned
8	Mitsunobu Komori (September 18, 1952)	April 1977 July 2002	Entered NTT Public Corporation Senior Manager of Department V of NTT	77
		June 2005	Senior Vice President and Managing Director of Core Network Engineering Department of the Company
		July 2007	Senior Vice President and General Manager of Kanagawa Branch of the Company
		June 2008	Executive Vice President, Chief Technical Officer, Member of the Board and Managing Director of Research and Development Division of the Company
		July 2008	Executive Vice President, Chief Technical Officer, Member of the Board and Managing Director of R&D Center of the Company

9	Akio Oshima	April 1974	Entered NTT Public Corporation	114
	(June 23, 1951)	June 2004	Senior Vice President and Managing Director of Corporate Marketing Department II of the Company
		July 2004	Senior Vice President and Managing Director of System Marketing Department II of the Company
		June 2005	Senior Vice President and Managing Director of System Marketing Department II of the Company
		April 2006	Senior Vice President and Managing Director of Marketing Department II of the Company
		June 2006	Executive Vice President, Member of the Board and Managing Director of Marketing Division of NTT DoCoMo Kansai, Inc.
		December 2006	Senior Executive Vice President, Member of the Board and Managing Director of Marketing Division of NTT DoCoMo Kansai, Inc.
		June 2007	Senior Executive Vice President and Member of the Board of NTT DoCoMo Kansai, Inc.
		June 2008	Executive Vice President and Managing Director of Corporate Marketing Division of the Company
		July 2008	Executive Vice President and Managing Director of Corporate Marketing Division of the Company

Number of the
Candidate	Name	History, Positions, Responsibilities and Principal Concurrent		Company Shares
Number	(Date of Birth)	Positions		Owned
10	Fumio Iwasaki	April 1977	Entered NTT Public Corporation	90
	(February 28, 1953)	June 2002	Member of the Board and Managing Director of Corporate Strategy and Planning Department of NTT DoCoMo Chugoku, Inc.
		June 2004	Senior Vice President and Managing Director of Network Planning Department of the Company
		June 2005	Senior Vice President and Managing Director of Network Planning Department of the Company
		June 2007	Senior Executive Vice President, Member of the Board and Managing Director of Corporate Marketing Division of NTT DoCoMo Kyushu, Inc.
		July 2008	Senior Vice President and Managing Director of Kyushu Regional Office of the Company

11	Takashi Tanaka (June 2, 1955)	April 1979 July 2001	Entered NTT Public Corporation Senior Director of Human Resources Management Department of the Company	96
		June 2003	Managing Director of Affiliated Companies Department of the Company
		June 2007	Senior Vice President, Member of the Board and Managing Director of General Affairs Department of the Company
		June 2008	Senior Vice President, Member of the Board and Managing Director of Human Resources Management Department of the Company
		July 2008	Senior Vice President, Member of the Board and Managing Director of Human Resources Management Department of the Company

12	Katsuhiro Nakamura	April 1977	Entered NTT Public Corporation	69
	(March 2, 1953)	June 2004	Senior Vice President and Managing Director of Marketing Division of NTT DoCoMo Hokkaido, Inc.
		June 2005	Representative Director, Senior Vice President, Member of the Board and Managing Director of Corporate and Strategy Planning Department and Managing Director of Marketing Division of NTT DoCoMo Hokkaido, Inc.
		June 2007	Senior Vice President and Responsible for Business Process Reform of the Company
		June 2008	Senior Vice President, Member of the Board and Managing Director of General Affairs Department of the Company
		July 2008	Senior Vice President, Member of the Board, Managing Director of General Affairs Department and Managing Director of Corporate Citizenship Department of the Company

Number of the
Candidate	Name	History, Positions, Responsibilities and Principal Concurrent		Company Shares
Number	(Date of Birth)	Positions		Owned
13	Hiroshi Tsujigami	April 1983	Entered NTT Public Corporation	10
	(September 8, 1958)	July 1999	Manager of Department I of NTT
		October 2000	Senior Manager of Department I of NTT
		July 2003	Senior Manager of Corporate Strategy and Planning Department of NTT West
		July 2007	Senior Manager of Corporate Strategy and Planning Department of NTT
		June 2008	Member of the Board of the Company

(Principal concurrent positions) Senior Manager of Corporate Strategy and Planning Department of NTT Member of the Board of NTT Investment Partners, Inc.

(Note)

1.
Nippon Telegraph and Telephone Corporation (NTT) is the parent of the Company. Nippon Telegraph and Telephone West Corporation (NTT West), and NTT Investment Partners, Inc. (NTT Investment Partners) are subsidiaries of NTT. NTT DoCoMo Tokai, Inc., NTT DoCoMo Kansai, Inc., NTT DoCoMo Chugoku, Inc., NTT DoCoMo Kyushu, Inc., and NTT DoCoMo Hokkaido, Inc., which had formerly been regional subsidiaries of the Company, were liquidated on July 1, 2008, following their merger with NTT DoCoMo, Inc., the surviving company.

2.
Mr. Hiroshi Tsujigami is a candidate for an outside director due to his long career and engagement in the telecommunications business, and the Company’s expectations for his supervisory function as an outside director, based on his extensive experience and knowledge.

3.	Mr. Hiroshi Tsujigami is engaged in the business execution of NTT and NTT Investment Partners which are special interest parties to the Company.

4.
Mr. Hiroshi Tsujigami has received wages, etc., from NTT as an employee of NTT during the past two years, and is expected to continue receiving wages, etc., as an employee of NTT, which is special interest party to the Company.

5.	Mr. Hiroshi Tsujigami is currently an outside director of the Company. At the conclusion of this meeting, he will have served two years as an outside director.

6.
In accordance with the provisions of Article 427, Section 1 of the Corporate Law of Japan, the Company has entered into a limited liability contract with Mr. Tsujigami, which sets forth the upper limit of damage compensation liability as provided in Article 423, Section 1 of the Corporate Law of Japan, and if the election of Mr. Hiroshi Tsujigami is approved, the Company plans to continue the said contract so that he can properly fulfill the roles expected for an outside director of the Company.

-end-

BUSINESS REPORT
(For the fiscal year from April 1, 2009 to March 31, 2010)
Note:
The term “FY2009” hereinafter refers to the fiscal year ended March 31, 2010, and other fiscal years are referred to in a corresponding manner. All non-consolidated figures regarding results of operations in this report were prepared in accordance with accounting principles generally accepted in Japan (“Japanese GAAP”), unless otherwise stated herein. Consolidated results contained herein were prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”), unless otherwise noted.

1. Business Matters of the Corporate Group
(1) Main Business Segments of the Corporate Group
The main business activities of our Group are summarized in the table below.

Business Segment	Main Business Activities
Mobile phone business	Cellular (FOMA) services, cellular (mova) services, packet communications services, international services, satellite mobile communication services, and sales of handsets and equipments for each service, etc.
Miscellaneous businesses	Credit business, wireless LAN services, home shopping services and other miscellaneous businesses
(2) Developments and Results of Operations for the Corporate Group
As Japan’s mobile phone market has continued to mature in line with the rise in cellular penetration rate, competition among operators remains intense in such areas as acquisition of subscribers and further improvement of service offerings.
Under these market conditions, we have moved ahead with our business transformation initiatives from a customer-centric perspective based on our new action plan, “Change and Challenge.” We aim to further increase our revenues by offering a wide array of services catered to the diverse needs of customers, thereby expanding the data communications market.
During the fiscal year ended March 31, 2010, we strived to expand subscribers’ packet usage through the expansion and enrichment of our video content services as well as other measures, and also accelerated the personalization of services with the launch of an upgraded behavior support services compatible with the Auto-GPS locating capability and other initiatives. In addition, we have taken various steps aimed at enhancing customer satisfaction, including the enrichment of our handset lineup, billing plans and after-sales support. As a result of these initiatives and the widespread acceptance of our new business model, our cellular churn rate has dropped even further. The number of subscriber outflows due to Mobile Number Portability* has also improved, and we acquired the largest market share of net additions for the year ended March 31, 2010.

As a result, for the fiscal year ended March 31, 2010, we recognized operating revenues and operating income of ¥4,284.4 billion (a decrease of ¥163.6 billion from the prior fiscal year) and ¥834.2 billion (an increase of ¥3.3 billion from the prior fiscal year), respectively. Income before income taxes was ¥836.2 billion and net income attributable to NTT DoCoMo, Inc. ** was ¥494.8 billion.

Note:	Consolidated results contained herein were prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”).

*	Mobile Number Portability (MNP) allows mobile phone users to keep their current phone numbers even if they switch mobile phone operators.

**
Effective April 1, 2009, we adopted the accounting pronouncement issued in December 2007 relating to noncontrolling interests in consolidated financial statements. Upon the adoption, “Net income attributable to NTT DoCoMo, Inc.” is presented.

	(Billions of yen)
	18th Fiscal Year	19th Fiscal Year	Year-on-Year
Item	(FY 2008)	(FY 2009)	Change
Operating revenues	4,448.0	4,284.4	-3.7%
Operating income	831.0	834.2	0.4%
Income before income taxes	780.5	836.2	7.1%
Net income attributable to NTT DoCoMo, Inc.	471.9	494.8	4.9%
• Mobile Phone Business
<<Number of Subscriptions for Principal Services>>
In the fiscal year ended March 31, 2010, the number of cellular services subscriptions was 56.08 million. Of this total, the number of FOMA subscriptions accounted for approximately 95% of all cellular services subscriptions, exceeding 53.2 million subscriptions. It is planned that mova services will be terminated at the end of March, 2012, and as a result of initiatives to promote migration to FOMA services, the number of subscriptions has dropped to 2.88 million. Also, for i-mode flat-rate packet services, among other efforts, we revised the monthly fee of “Pake-hodai double,” which has led to a steady growth in the number of subscriptions. For “i-concier” services, the number of subscriptions exceeded 4.20 million, due to increased “i-concier”-compatible handsets, the launch of an upgraded behavior support services compatible with Auto-GPS functions and enhanced contents.

	(Thousands of subscriptions)
	16th Fiscal	17th Fiscal	18th Fiscal	19th Fiscal
	Year	Year	Year	Year
	(FY 2006)	(FY 2007)	(FY 2008)	(FY 2009)
Cellular services	52,621	53,388	54,601	56,082
FOMA services	35,529	43,949	49,040	53,203

	(Percentage)
	FY 2008				FY 2009
	1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q
Churn rate	0.51	0.52	0.44	0.52	0.44	0.46	0.45	0.49
	0.50				0.46

	(Thousands of subscriptions)
			Year-on-Year
Category	As of March 31, 2009	As of March 31, 2010	Change
Cellular services	54,601	56,082	2.7%
FOMA services	49,040	53,203	8.5%
i-channel	16,545	16,818	1.7%
i-concier	929	4,200	351.9%
i-mode Packet Flat-Rate services	17,610	25,041	42.2%
mova services	5,560	2,879	-48.2%
i-mode services	48,474	48,992	1.1%

Notes:

1.
The number of Communication Module services subscriptions is included in the number of subscriptions to cellular services, the number of subscriptions to FOMA services, and the number of subscriptions to mova services.

2.	From March 3, 2008 onward, another FOMA subscription is a prerequisite for the application of “2in1” in principle, and those FOMA subscriptions are included in the number of FOMA subscriptions.

3.	The number of subscriptions to i-mode Packet Flat-Rate services is the aggregate of subscriptions to “Pake-hodai double,” “Pake-hodai simple,” “Pake-hodai,” and “Pake-hodai full.”

4.	The number of i-mode service subscriptions is the aggregate of FOMA and mova i-mode subscriptions.
<<Expanded Usage of Packet Communications>>
•
We revised the monthly fees for “Pake-hodai double,” to the lowest monthly rate starting at ¥390 (including tax) so that subscribers can utilize the various contents and applications available with FOMA services with greater ease and without worrying about the charges,

•	To promote the use of packet communication, we enhanced the content of the “docomo doga” website such as “BeeTV®” though collaboration with content providers.

•	As we believe the PC data communication field to be a growth market, we strategically reinforced sales efforts, by introducing easy-to-use payment plans and enhancing our product lineup.

•
As part of our endeavor to expand our user base in the smartphone market, we revised the monthly fees for our flat-rate packet service for smartphones “Biz-hodai double,” to the minimum rate starting at ¥390 (including tax). Further, as of April 1, 2010, to replace our prior fee structure which differed depending on the handset owned, with a simpler and comprehensive fee structure for all, we merged “Biz-hodai double” with “Pake-hodai double” allowing subscribers using both i-mode compatible phones and smartphones not to worry about the charges.

<<Enhancement of Billing Plans and Promotion of New Handset Purchase Methods>>
•
We launched a new payment plan “Mail Tsukai-hodai,” which enables users who pay an i-mode additional function usage fee to send i-mode e-mails in Japan free of charge*, regardless of the destination e-mail address or regardless of whether photos, videos or other files are attached.

•	For students and their families who commit to a three-year subscription, we began offering a “Type Simple Student Discount” basic payment plan, which has a monthly fee of ¥390 (including taxes).

•
We have incorporated a new business model, including new discount services and handset purchase methods. As a result, in the fiscal year ended March 31, 2010, subscriptions to new discount services such as “Fami-wari MAX 50” achieved approximately 35.40 million, and “Value Plan” subscriptions achieved approximately 32.7 million.

*	Sending and receiving e-mail overseas and using email through the “mova” network while using “dual network” services incurs a fee.
<<Introduction of new services>>
The main services that were launched in the fiscal year ended March 31, 2010 are as follows.

Service	Overview
docomo Keitai Soukin	A service that enables a customer (the sender) to transfer money to another party (the recipient) by designating the recipient’s cell phone number, without the need for such procedures as opening a new account or making prior registration.
Otayori Photo Service	A service that enables the user to remotely display photos on the OTAYORI PHOTO PANEL simply by sending an e-mail with a photo attachment from their mobile phone or PCs.
MyArea	A service that, with the installation of compact femtocell base transceiver stations* in homes and the building of dedicated home use FOMA area, provides stable and high-speed packet communication.

*	A highly compact indoor base transceiver station that can cover the area where radio signals from DOCOMO’s outdoor base stations have difficulty reaching.
<<Enhancement of After-Sales Services>>
Primary after-sales services began or enhanced in the fiscal year ended March 31, 2010 are as follows:
•
We began offering the “keitai tenken” service, a check-up service for handsets designed to ensure that customers can use their mobile phones—which have become an indispensible tool in their daily lives—without worry or trouble. An expert staff will check mobile phones for breakage and wear and tear and other places needing repair, and for any problems in communication functions, and will also clean the phones.

•
With “Battery Pack Anshin support,” which is provided to docomo Premier Club members, we enhanced services by adding the portable charger to the lineup so that customers can select either a charger adapter or a battery pack, according to their needs.

•
For docomo Premier Club members, we started the “Receive Anywhere Service for Repaired Mobile Phone,” which allows a repaired FOMA phone to be picked up at any desired docomo Shop or other location in Japan free of charge.

•
Further, to promptly respond to customer opinions regarding area quality, we offer a service under which, if a customer requests, we perform area quality surveys, generally within 48 hours after service staff contacts the customer making the request. As of the fiscal year ended March 31, 2010, we had made 55,000 surveys.

•
The number of subscriptions to the “Mobile Phone Protection & Delivery Service” is advancing steadily. The service offers protection against water exposure, theft, loss or other trouble, and with just a phone call subscribers can have a replacement phone sent directly to them. As of the fiscal year ended March 31, 2010, there were approximately 26 million subscriptions.

<<Enhancement of Handset Lineup>>
The main products launched during the fiscal year ended March 31, 2010 are as follows:

Series	Features
docomo STYLE series	Distinctive mobile phones, designed like accessories and offered in a wide variety of fashionable designs and colors for individuals who want to project the latest “look.”
The highly fashionable STYLE series features a wide range of designs and colors so the mobile phones can also serve as a fashion item.
(Seventeen models were launched, including F-02B, SH-02B, N-01B, and P-02B.)
docomo PRIME series	Full-feature mobile phones with the maximum enjoyment of video, games and other entertainment for people who love to explore the latest multimedia.
(Eleven models were launched, including SH-01B, P-01B, N-02B, F-04B.)
docomo SMART series	Sophisticated mobile phones for busy people who want to live productively and enhance the management of their professional and private lives.
The SMART series is intended for adults who want to maintain balance between their professional and private lives and features numerous functions that serve as business tools and uses designs with a sense of high quality.
(Four models were launched, N-09A, P-09A, F-03B, and P-03B)
docomo PRO series	The most advanced high-spec mobile phones for those who love cutting-edge digital tools and can’t get enough of the newest, hottest technology.
The PRO series handsets are digital tools with cutting-edge technology. By their PC-like operations, they can be personalized to be comfortably used as digital tools.
(Five models were launched, T-01A, SH-07A, HT-03A, SH-03B, SC-01B)
docomo Smartphone	The smartphone lineup caters to the diversified needs of customers as a tool to enjoy the Web. (We decided to launch the Xperia™ on April 1, 2010.) Xperia™* T-01A HT-03A SC-01B
Raku-Raku PHONE series	Phones developed under the concepts of “user-friendliness,” “easy-to-use,” and “peace of mind.” (Two models were launched, Raku-Raku PHONE Basic II and Raku-Raku PHONE 6.)
OTAYORI PHOTO PANEL	A digital photo frame to which moments captured by a cell phone can be quickly transferred. (Two models were launched, PHOTO PANEL 01 and PHOTO PANEL 02.)
Data Communication Devises	Data communication handsets compatible with FOMA high speed “HSDPA** 7.2Mbps” and “HSUPA*** 5.7Mbps” that have a simple setup and achieve a high-speed Internet connection. (Two models were launched, L-05A and L-07A)
—	Special SH-06A NERV mobile phone that appears in the animation film Evangelion: 2.0 You Can (Not) Advance.

*	Xperia is a trademark or a registered trademark of Sony Ericsson Mobile Communications AB.

**	Abbreviation of High Speed Downlink Packet Access. A technology for high-speed packet data transmission from base station to handset based on Wideband Code Division Multiple Access, or W-CDMA.

***	Abbreviation of High Speed Uplink Packet Access. A technology for high-speed packet data transmission from handset to base station based on W-CDMA.
<<Strengthening of Corporate Marketing>>
We engaged in endeavors such as the following to bring new value to our customers’ businesses.
•
For “Biz-hodai double,” a flat-rate packet service for smartphones, we made communication made through connections with a PCs or other external devices subject to a maximum monthly fee of ¥13,650 (including tax).

•	We launched the “FOMA UM02-KO,” a FOMA Ubiquitous Model with which customers can engage in FOMA packet communication in combination with various devices.

•
We have been establishing a structure that ensures contact with every customer, proposing attractive solutions, and expanding B2B2C businesses. We received the No.1 ranking in the “J.D. Power Asia Pacific 2009 Japan Business Mobile Telephone/PHS Service Customer Satisfaction Index StudySM”.

Source: J.D. Power Asia Pacific 2009 Japan Business Mobile Telephone/PHS Service Customer Satisfaction Index StudySM.
Study based on a total of 3,309 responses from 2,632 companies with 100 or more employees (up to two responses from one company) about telecommunications firms who supply a mobile telephone / PHS service. www.jdpower.co.jp
<<Development of International Services>>
•	We expanded our international roaming service areas, and as of the fiscal year ended March 31, 2010, the number of services and regions where we offer international roaming services is as follows.
•	Voice, short message service (“SMS”): 207

•	Packet communication services: 156

•	Video phone services: 50
•
To offer greater convenience to subscribers who use international roaming services, we launched the “Overseas GPS” function, which enables confirmation of a user’s current position on a map, a navigation function showing the route to a destination, local information search and other functions.

•
We reinforced our support structure, expanding the number of overseas support desks that offer support to mobile phone users to 13 cities. These support desks offer free handset charging services and respond to inquires regarding how to use and operate mobile handsets overseas.

<<Establishing an International Business Foundation>>
We moved forward with investments in platform companies directed towards the establishment of an international business foundation, and in the development of services in collaboration with companies we have invested in and partner corporations.
•
In December 2009, in order to fortify our position in the establishment of an international mobile-content distribution platform, we acquired roughly 81.45% of the outstanding common shares of net mobile AG, a German mobile content distribution platform business, for approximately ¥5.8 billion.

•
As part of our initiatives to develop services and contents overseas, we launched “i-channel,” a push-type information distribution service, through Tata Teleservices Limited (TTSL) and Tata Teleservices (Maharashtra) Limited (TTML) in India, DOCOMO PACIFIC, INC*. in Guam and Saipan, and DOCOMO Europe Limited in the United Kingdom (for Japanese residents of the U.K.). We also launched a manga distribution service, through TTSL and TTML in India and Bouygues Telecom S.A. in France.

*	DOCOMO PACIFIC provides their services under the brand name of “MAX CHANNEL.”
•	Miscellaneous Businesses
<<Promotion of the Credit Business>>
We endeavored to promote the spread of the credit brand “iD,” which is used with the “Osaifu Keitai,” and the credit service “DCMX,” which can be used for payment on the “iD.”
•
With regard to the mobile credit “iD,” we worked to increase the number of participating stores, so that customers can continue to use “iD” at stores that play an important role in customers’ day-to-day lives. In August 2009, “iD” became available for use in all McDonald’s shops throughout Japan. In addition, we introduced the “Kazasu Coupon” (contactless coupon) to improve customer convenience. As a result, the number of card readers reached 440,000 at the end of March, 2010, up 30,000 units from end of March, 2009, and the total number of “iD” subscribers was 14.2 million at the end of March, 2010.

•
By increasing the number of appointed stores where docomo Points can be earned and the number of stores in “DCMX docomo Point Mall” website, we promoted the use of our “DCMX” credit service. As a result, the total number of subscriptions to our “DCMX” service reached 11.26 million at the fiscal year ended March 31, 2010, up 2.27 million from the fiscal year ended March 31, 2009.

<< Others>>
•
We worked to increase revenues by home shopping services provided primarily through TV media, marketing mobile advertising at i-mode sites, developing and marketing various system solutions that exploit our mobile technologies and know-how and engaging in the business of high-speed Internet connection services for hotels.

Operating revenues and income (loss) in each business segment in the fiscal year ended March 31, 2010 are indicated in the table below.

	(Billions of yen)
				Year-on-Year
	Category	FY 2008	FY 2009	Change
Operating revenues	Mobile phone business	4,381.3 (98.5)	4,167.7 (97.3)	-4.9%
	Voice	2,149.6 (48.3)	1,910.5 (44.6)	-11.1%
	FOMA services	1,877.8 (42.2)	1,785.5 (41.7)	-4.9%
	Packet	1,511.7 (34.0)	1,589.0 (37.1)	5.1%
	FOMA services	1,449.4 (32.6)	1,558.3 (36.4)	7.5%
	Miscellaneous businesses	66.7 (1.5)	116.7(2.7)	74.9%

	Total	4,448.0 (100.0)	4,284.4(100.0)	-3.7%

Operating income (loss)	Mobile phone business	855.3(-)	845.6(-)	-1.1%
	Miscellaneous businesses	-24.3 (-)	-11.4(-)	53.2%

	Total	831.0(-)	834.2(-)	0.4%

Notes:

1.	Figures in parentheses indicate revenues as a percentage of total operating revenues.

2.	Operating revenues for the voice mobile phone business include circuit-switching data communication.
(3) Group Capital Expenditures
Major capital investments made in the fiscal year ended March 31, 2010 are described below.
<< Investments in Telecommunication Facilities>>
•	We endeavored to provide fine-tuned responses to the requests of customers, and made further quality improvements to the “FOMA” service area.

•
We expanded the “FOMA HIGH-SPEED Area” to enable customers to use large-volume content in a comfortable communication environment, and reinforced our facilities to meet large increases in communication volumes.

•
As a result of these initiatives, the number of outdoor base stations for “FOMA” services reached 55,700, and the number of in-building transmission facilities reached 24,700; these figures represent an increase of 7,200 stations and 4,800 facilities, respectively, from the fiscal year ended March 31, 2009.

<<Efforts to Improve Efficiency and Reduce Cost of Capital Expenditures>>
•	We moved forward with network IP-conversion, thereby simplifying the network, consolidating and increasing the capacity of network equipment, while also reducing prices for component procurement.

•
Taking into consideration such conditions as surrounding environment and communication traffic volume, we efficiently built areas and improved quality by using the optimal equipment from among the variety of types available.

As a result, capital expenditures in the fiscal year ended March 31, 2010 were ¥686.5 billion.
(4) Group Financing Activities
During the fiscal year ended March 31, 2010, we did not make any long-term financing through capital increase, issuance of bonds, or long-term borrowings.
(5) Group Research and Development Activities
Research and development activities conducted in the fiscal year ended March 31, 2010 are described as below.
<<Development of Handsets and Services Launched in the Fiscal Year Ended March 31, 2010>>
•
We advanced new products to meet diversifying customer needs such as the docomo STYLE series, and we moved forward with the commercialization of products in new fields, such as handsets equipped with the “AndroidTM*” OS.

•
We moved forward with the commercialization of “i-αppli touch,” “Auto-GPS,” and other new functions that provide new types of enjoyment to customers, as well as “HSUPA,” “My Area”, and other functions that provide subscribers with a comfortable communication environment.

*	“Android” is a software stack which offers free and open applications development environment. Android is a trademark or a registered trademark of Google Inc.

(Billions of yen)
	16th Fiscal	17th Fiscal	18th Fiscal	19th Fiscal
	Year	Year	Year	Year
	(FY 2006)	(FY 2007)	(FY 2008)	(FY 2009)
Research and Development expenses	99.3	100.0	100.8	109.9
<<Development of Technologies for Future Commercialization>>
•
We worked on the development of next-generation standard LTE*, which is a higher-speed communication technology, IP network technology for achieving flexible and economic network, and a new satellite system.

•
We made efforts in the development of operator packs, which are application software compatible with our own proprietary services to seek more efficient and low-cost handset developments. (We have already commercialized some of the packs.) We also made efforts in the development of an LTE-compatible communication platform.

*	Abbreviation of Long Term Evolution.
<<Efforts Relating to Future Technologies>>
•	We continued to research a wireless access format for fourth-generation mobile communication systems and made proactive proposals in the international standardization project 3GPP*.

•
We continued to aim towards realizing cutting-edge interfaces such as eye-operated ear phones and forms of high sensation communication, such as “surround-sound audio technology.” We also conducted wireless device research for technology needed for future handsets, such as a “multi-band power amplifier” that can accommodate multiple frequency bands, with a view towards new spectrum allocation and globalization.

*	Abbreviation of 3rd Generation Partnership Project.

As a result of these activities, research and development expenditures during the fiscal year ended March 31, 2010 totaled ¥109.9 billion.
(6) Group CSR Activities
Adhering to our message—“We connect people to people, and people to their worlds. We open the door to the future,” we will listen to each individual customer and to society, and will drive innovation toward the future to create abundance and convenience in life and culture. We have taken various actions in areas of key importance, such as environment protection, creation of a safe and secure mobile society, and emergency preparedness and promotion of universal design.
The main CSR activities for the fiscal year ended March 31, 2010 were as follows:
<< Environmental Protection>>
•
As a part of our initiatives to reduce greenhouse gas emissions by cutting electric power consumption by mobile network equipments, we launched the ICT* Ecology Project. In the first term of this project, we pre-validated DC power systems, new air conditioning technology and energy-saving servers and verified that we have greatly exceeded our goal in reducing CO2 emissions (66% compared to previous equipment).

•
We carried out the “docomo Woods” reforestation program at five locations (totaling 48 locations on a cumulative basis) in the fiscal year ended March 31, 2010, contributing to the protection of biodiversity.

•
In the fiscal year ended March 31, 2010, we collected 3.76 million used mobile handsets (a cumulative total of 72.54 million mobile handsets). In collaboration with PLDT** and SMART***, we carried out tree planting activities in the Philippines. Some of the funds for these activities came from the sale of recycled cellular phones collected at docomo Shops and other locations.

*	Information & Communication Technology

**	Philippine Long Distance Telephone Company

***	SMART Communications, Inc.
<< Creation of a Safe and Secure Mobile Society >>
•
During the fiscal year ended March 31, 2010 we held approximately 5,500 Mobile Phone Safety Classes to teach proper mobile phone use and etiquette as well as how to deal with phone-related problems. Approximately 800,000 attendees participated and since classes were first held in 2004, a total of approximately 14,700 classes have been held, with approximately 2.29 million attendees. We also further enhanced the initiative and distributed educational video materials of the Mobile Phone Safety Classes to approximately 31,500 elementary and middle schools nationwide, free of charge. We also added a program designed for seniors to protect themselves against crimes such as billing fraud, where the victim is deceived into remitting money to a bank account, and in the fiscal year ended March 31, 2010, approximately 600 classes were held with approximately 14,800 attendees.

•
Access restriction services (filtering services)*: Following the implementation of the “Act on Establishment of Enhanced Environment for Youth’s Safe and Secure Internet Use” on April 1, 2009, we began strongly encouraging the use of access restriction services when young customers sign up for i-mode services and we have promoted the services. From November 2009, we began offering primarily to subscribers of “Web Restrictions” which is targeted at young elementary children, a “Web Restricted Menu,” which offers only a minimal number of links. We also decided to enhance the functions of “Access Restriction Customize” from April 1, 2010, by providing a “Time Settings” function that allows children’s use of their phones to be restricted by one-hour units.

<< Emergency Preparedness>>
•
Considering the importance of mobile phones and PHP as emergency contact tools in times of disaster, by collaborating with five mobile phone and PHP operators, we started providing a “comprehensive search across all carriers” service, which enables mutual search of disaster message boards by the operators.

•
In an effort to secure means for communication in the event of a disaster, we constructed backup circuits and facilities by adopting two-routes transport circuits, installed duplicate systems in communication facilities and decentralized equipment installations.

•
Since “Area Mail*” began services in December 2007, to transmit emergency earthquake reports from the Meteorological Agency, there have been 14 transmissions in total, and in the fiscal year ended March 31, 2010, 23 municipalities introduced and used the systems as a means of disseminating disaster and evacuation information to residents.

•
To ensure the flow of communication channels in times of disaster, we deployed and operated mobile base stations equipped with satellite links, and to ensure power supply during blackouts, we deployed and operated mobile power supply generator vehicles and motor-powered electrical generators. We provided free loans of mobile phones, free phone battery charging service etc., at evacuation shelters.

*	An emergency alert system service that broadcasts disaster and evacuation information to areas prone to natural catastrophe.
<<Promotion of Universal Design>>
•	In the fiscal year ended March 31, 2010, we made 543 docomo Shops barrier-free; this included the installation of entryway ramps and wheelchair-accessible restrooms.

•
In accordance with the universal design concept, we continued working to expand the number of handsets and functions that seniors, children and the disabled can use with a peace of mind. The “Raku-Raku PHONE” series has been extremely well-received by numerous customers since its launch in 1999. To date, we have launched 16 models, and cumulative sales have exceeded 17.5 million units.

<<Social Contribution Activities>>
•
Through the “Mobile Communication Fund,” a non-profit organization that we established in July 2002, we awarded commendations including the presentation of the “DOCOMO Mobile Science Prize” (three times in the fiscal year ended March 31, 2010) to recognize outstanding research results and papers relating to mobile communication and support foreign students from Asian countries (20 students from thirteen countries in the fiscal year ended March 31, 2010).

•	We made a donation of ¥5 million to support relief efforts in the aftermath of the January 2010 Haiti earthquake. The donation was made through the NGO Japan Platform.

(7) Group Consolidated Financial Results and Assets

	16th Fiscal Year	17th Fiscal Year	18th Fiscal Year	19th Fiscal Year
	(FY 2006)	(FY 2007)	(FY 2008)	(FY 2009)
Operating revenues (millions of yen)	4,788,093	4,711,827	4,447,980	4,284,404
Operating income (millions of yen)	773,524	808,312	830,959	834,245
Income before income taxes (millions of yen)	772,943	800,688	780,473	836,157
Net income attributable to NTT DoCoMo Inc. (millions of yen)	457,278	491,202	471,873	494,781
Earnings per share attributable to NTT DoCoMo Inc. (yen)	10,396	11,391	11,172	11,864
Total assets (millions of yen)	6,116,215	6,210,834	6,488,220	6,756,775
NTT DoCoMo, Inc. Shareholders’ Equity (millions of yen)	4,161,303	4,276,496	4,341,585	4,635,877

*
Effective April 1, 2009, we adopted the accounting pronouncement issued in December 2007 relating to noncontrolling interests in consolidated financial statements. Upon the adoption, “Net income attributable to NTT DoCoMo Inc.”, “Earnings per share attributable to NTT DoCoMo Inc.” and “NTT DoCoMo, Inc. Shareholders’ Equity” are presented.

(8) Issues Facing the Group
In the fiscal year 2010 ending March 31, 2011, based on the aforesaid action plan, “DOCOMO’s Change and Challenge to Achieve New Growth,” which covers initiatives to be implemented between the fiscal year 2008 ended March 31, 2009 and the fiscal year 2012 ending March 31, 2013, we will focus on the following priority items to make progress toward our goal to create a safe and secure society where everyone can find affluence and comfort, and contribute to its sustainable development.
•
As part of the “Change” initiatives, we have reviewed every aspect of our business operations—from products/services to customer care to network construction, with the aim of enhancing the satisfaction of customers. Our target is to receive the No. 1 rating in customer satisfaction in the fiscal year 2010 as a result of these efforts.

•
With respect to the “Challenge” programs, we will position the fiscal year 2010 as “the year to embark on the execution phase” of our challenge toward the goal of providing services that are tailored to the lifestyle and individual needs of each customer, and to contribute to the sustained development of society by providing solutions to pressing issues, by promptly and steadily implementing the following actions:

•
Achieve growth through expansion of packet usage: We will aim to increase packet ARPU by proliferating the use of video services and data communications devices, and growing the subscriptions to flat-rate billing plans for packet access.

•
Roll-out of LTE and network evolution: Toward the commercial launch of LTE scheduled for December 2010, we will move ahead with the development of network, devices and services, to establish a foundation for promoting a wide array of advanced mobile broadband services.

•
Promotion and further advancement of service personalization: By further advancing the “i-concier” service, we will expand service personalization and offer a greater array of content tailored to the individual needs of customers.

•
Deployment of social-support services: We will continually strive to create new businesses with the full-scale launch of social-support services in such fields as environment, health management and finance, while seeking alliances with external partners to secure new revenue sources.

•
Introduction and promotion of converged services: Through the expansion of “MyArea,” Japan’s first Femto BTS-based home area service, and “Otayori Photo service,” we will aim to provide more convenient services and comfortable usage environments to users.

•	Further advancement of handsets: We will enrich the lineup of our products including smartphones to cater to the needs of broader customer segments.
•
Collaboration of handsets and networks: We will aim to realize advanced services by optimizing the allocation of functions between handsets and networks, leveraging the high-speed, large-capacity and low-latency properties of LTE network.

•
Basic research aimed at new value creation: We will work on the verification of our research so that we can create businesses that contribute to the development of society and industries, aiming to realize a more affluent society that fully leverages the advantageous characteristics of mobile communications.

•
Expansion of international businesses: We will strive to expand the revenues streams from international businesses by further enriching our international service offerings and expanding our overseas service counters. We will also seek revenue expansion and sustained growth through overseas business deployment allying with partners.

•
Domestic investments and alliances: We will endeavor to grow revenues and achieve sustained growth by creating new business and reinforcing core business through the pursuit of investments and alliances in Japan.

•	Improvement of cost efficiency: To solidify our financial standing for sustained growth, we will optimize our nationwide operations and make more efficient use of our network- and sale-related costs.

•
Corporate Social Responsibility (CSR) activities: We will address issues of key importance such as global environment protection, realization of a safe and secure mobile society, various disaster responses and promotion of universal design products and services.

•	Operating income and return to shareholders: We will aim to achieve ¥840.0 billion in operating income for the fiscal year 2010, and endeavor to continue stable dividend payments.

•
Corporate governance: By establishing and operating an internal control system designed for lawful business conduct, we will continue to ensure compliance and thorough risk management on all fronts of our group so that we can earn the trust and confidence of all stakeholders.

(9) Principal Offices (As of March 31, 2010)
(a) Headquarters: 11-1, Nagata-cho, 2-chome, Chiyoda-ku, Tokyo, Japan
(b) Regional Offices:
Hokkaido Regional Office: Chuo-ku, Sapporo, Hokkaido Prefecture
Tohoku Regional Office: Aoba-ku, Sendai, Miyagi Prefecture
Tokai Regional Office: Higashi-ku, Nagoya, Aichi Prefecture
Hokuriku Regional Office: Kanazawa, Ishikawa Prefecture
Kansai Regional Office: Kita-ku, Osaka, Osaka Prefecture
Chugoku Regional Office: Naka-ku, Hiroshima, Hiroshima Prefecture
Shikoku Regional Office: Takamatsu, Kagawa Prefecture
Kyushu Regional Office: Chuo-ku, Fukuoka, Fukuoka Prefecture
(10) Group Employees (As of March 31, 2010)

Number of Employees
(change from March 31, 2009)	Average Age	Average Length of Employment
22,297 (increase of 466)	39.9	15.0 years

Notes:

1.
The number of employees includes 218 employees seconded from companies other than the Company or its subsidiaries, but does not include 102 employees seconded to companies other than the Company or its subsidiaries.

2.	In calculating the average age of employees, employees at certain overseas subsidiaries are not included.

3.
In calculating the average length of service for employees transferred from NIPPON TELEGRAPH AND TELEPHONE CORPORATION (“NTT”), other companies in the NTT Group, the former NTT Central Personal Communications Network, Inc., or the eight regional companies in the Personal Communications Network, years of employment at their respective prior employers are included in the calculation. Employees seconded from companies other than the Company or its consolidated subsidiaries and employees at certain overseas subsidiaries are not included in the calculation.

(11) Condition of the Corporate Group
(a) Relationship with Parent Company
NIPPON TELEGRAPH AND TELEPHONE CORPORATION (“NTT”), our parent company, currently owns 27,640,000 shares of our company (66.43% of all shares) as of March 31, 2010. The company conducts business mainly in the mobile communication field under its own managerial responsibilities within the NTT Group.
The company and NTT have concluded an agreement on the content of services and benefits provided by NTT to the Company and the compensation with respect to basic research and development by NTT. In addition, the company and NTT have concluded an agreement on the content of services and benefits provided by NTT to the Group and the compensation with respect to group management and operation by NTT.
(b) Principal Subsidiaries (as of March 31, 2010)

There are no subsidiaries that are considered to be principal subsidiaries as of March 31, 2010. There were 125 subsidiaries and 25 affiliates as of March 31, 2010.
(c) Acquisition and disposal of shares of other companies

With a goal of leveraging the synergies between our two companies to promote the spread and expansion of mobile e-commerce and TV marketing, we formed a capital alliance with Oak Lawn Marketing, Inc. (“OLM”), acquiring a 51% stake in OLM for ¥31.0 billion in April 2009. During the fiscal year ended March 31, 2010, OLM became our subsidiary.

Note:	The stakes are calculated based on the total number of outstanding common shares as of March 31, 2010.
(12) Principal Creditors of the Corporate Group (as of March 31, 2010)

Outstanding Loan Balance
Creditor	(millions of yen)
Meiji Yasuda Life Insurance Company	20,000
Daiichi Life Insurance Company	10,000

2. Company Shares (as of March 31, 2010)
(1) Total number of authorized shares: 188,130,000 shares
(2) Total number of issued shares: 43,790,000 shares

Shareholders	Constituent Ratio (%)
NIPPON TELEGRAPH AND TELEPHONE CORPORATION	63.12
Foreign Corporations, etc.	12.55
Financial Institutions	11.69
Individuals and Others	6.50
Treasury Stock	4.99
Other Corporations	1.15

Note:	As a result of the retirement of treasury stock on March 31, 2010, the total number of issued shares decreased by 160,000 compared to March 31, 2009.
(3) Number of shareholders: 330,101
(4) Principal Shareholders

	Holdings in the Company
	Number of Shares	Shareholding Ratio
Shareholders	Held	(%)
NIPPON TELEGRAPH AND TELEPHONE CORPORATION	27,640,000	66.43
JAPAN TRUSTEE SERVICES BANK, LTD. (TRUST ACCOUNT)	1,052,867	2.53
THE MASTER TRUST BANK OF JAPAN, LTD. (TRUST ACCOUNT)	984,277	2.37
JAPAN TRUSTEE SERVICES BANK, LTD. (TRUST ACCOUNT 9)	276,314	0.66
STATE STREET BANK AND TRUST COMPANY	241,287	0.58
STATE STREET BANK AND TRUST COMPANY 505225	197,177	0.47
SSBT OD05 OMNIBUS ACCOUNT CHINA TREATY CLIENTS	190,878	0.46
THE BANK OF NEW YORK MELLON AS DEPOSITARY BANK FOR DEPOSITARY RECEIPT HOLDERS	155,425	0.37
CBLDN LEGAL + GENERAL ASSURANCE PENSIONS MANAGEMENT LIMITED	153,874	0.37
MELLON BANK N.A. AS AGENT FOR ITS CLIENT MELLON OMNIBUS US PENSION	150,051	0.36

Notes:

1.	The Company’s holding of treasury stock (2,184,258 shares) is not included in the above.

2.	The Shareholding Ratio calculation excludes treasury stock.

3. Directors, Corporate Officers and Corporate Auditors
(1) Directors and Corporate Auditors (as of March 31, 2010)

Primary Responsibilities and
Position	Name	Affiliations
President and CEO Member of the Board of Directors	Ryuji Yamada
Senior Executive Vice President Member of the Board of Directors	Kiyoyuki Tsujimura	Responsible for Multimedia Services, Technology
Senior Executive Vice President Member of the Board of Directors	Masatoshi Suzuki	Responsible for Global Business, Corporate
Senior Executive Vice President Member of the Board of Director	Hiroshi Matsui	Responsible for CSR, Branches in Kanto and Koushinetsu areas
Executive Vice President Member of the Board of Directors	Harunari Futatsugi	Responsible for Network
Executive Vice President Member of the Board of Directors	Bunya Kumagai	Responsible for Consumer Sales
Executive Vice President Member of the Board of Directors	Kazuto Tsubouchi	Managing Director of Accounts and Finance Department, Responsible for Business Alliance Department, Member of the Board of Directors of Tata Teleservices Limited (India)
Executive Vice President Member of the Board of Directors	Kaoru Kato	Managing Director of Corporate Strategy & Planning Department
Executive Vice President Member of the Board of Directors	Mitsunobu Komori	Managing Director of R&D Center
Senior Vice President Member of the Board of Directors	Takashi Tanaka	Managing Director of Human Resources Management Department
Senior Vice President Member of the Board of Directors	Katsuhiro Nakamura	Managing Director of General Affairs Department Managing Director of Corporate Citizenship Department
Member of the Board of Directors	Masao Nakamura	Corporate Advisor
Member of the Board of Directors	Hiroshi Tsujigami	General Manager, Business Management Corporate Strategy Planning Department, NTT Director, NTT Investment Partners
Full-time Corporate Auditor	Kenichi Aoki
Full-time Corporate Auditor	Shunichi Tamari
Full-time Corporate Auditor	Yoshitaka Makitani
Full-time Corporate Auditor	Kyouichi Yoshizawa
Corporate Auditor	Takaaki Wakasugi	Professor, School of Business Administration, Tokyo Keizai University Outside director, Nissui, Ltd. Outside director, Ricoh Corporation Outside corporate auditor, JFE Holdings, Inc.

Notes:

1.	Mr. Hiroshi Tsujigami, Director, is an outside director as provided in Article 2, Item 15 of the Corporation Law.

2.
Full-time corporate auditors, Mr. Yoshitaka Makitani and Mr. Kyouichi Yoshizawa and Mr. Takaaki Wakasugi, Corporate auditor, are outside corporate auditors as provided in Article 2, Item 16 of the Corporation Law.

3.
Mr. Yoshitaka Makitani, a full-time corporate auditor, has experience in the financial division in a subsidiary of our parent company, and Mr. Takaaki Wakasugi, a corporate auditor, is engaged in research of corporate governance as well as management and finance at a university and a research institution. Mr. Makitani and Mr. Wakasugi both have extensive knowledge concerning finance and accounting matters.

4.	Mr. Haruo Imai, a full-time corporate auditor, resigned at the conclusion of the 18th ordinary general meeting of shareholders held on June 19, 2009.

5.
Nippon Telegraph And Telephone Corporation, which also employs outside director Hiroshi Tsujigami, is our parent company, and NTT Investment Partners, Inc., where Mr. Tsujigami is a director, is a subsidiary of Nippon Telegraph And Telephone Corporation.

6.	Mr. Takaaki Wakasugi, an outside corporate auditor, also serves as outside director to other firms; we have no special relationship with those firms.

7.
We have designated outside corporate auditor Takaaki Wakasugi as an independent corporate auditor pursuant to the Securities Listing Regulations of the Tokyo Stock Exchange, and have notified the Tokyo Stock Exchange of such designation.

(2) Policies concerning, and total compensation of, directors and corporate auditors
(a) Policies
Matters concerning compensation for directors are decided by the Board of Directors.
Compensation for directors (excluding outside directors) is comprised of a monthly salary and bonuses. Monthly salaries are paid on the basis on the each director’s scope of roles and responsibilities. Bonuses are paid taking into account the Company’s business results for the current term. Also, directors make monthly contributions of at least a certain amount for the purchase of the Company’s shares through the Director Shareholding Association to encourage a medium- to long-term perspective. Purchased shares are owned by the directors during their terms in office.
Compensation for corporate auditors is determined by resolution of the Board of Corporate Auditors and in order to maintain a high level of independence, consists only of a monthly salary.
(b) Total Compensation for Directors and Corporate Auditors for the Fiscal Year Ended March 31, 2010

Position	Number of Persons	Total Compensation (Millions of yen)
Director	12	515
Corporate Auditor	6	129

Total	18	644

Notes:

1.
Upper limits on compensation for directors and corporate auditors were set at ¥600 million annually for directors and ¥150 million annually for corporate auditors at the 15th ordinary general meeting of shareholders held on June 20, 2006.

2.	The above includes one corporate auditor who retired at the conclusion of the 18th ordinary general meeting of shareholders held on June 19, 2009.

3.	Compensation for directors includes ¥111 million in bonuses paid in the fiscal year ended March 31, 2010.
(3) Outside Directors and Corporate Auditors
(a) Principal activities of

Position	Name	Principal Activities
Outside Director	Hiroshi Tsujigami	He attended 15 of the 17 Board of Directors meetings held during the fiscal year ended March 31, 2010 and used his extensive experience in the telecommunications business to make appropriate comments from a perspective independent from the Company’s business operations.
Outside Corporate Auditor	Yoshitaka Makitani	After taking office in June 2009, he attended all 14 of the Board of Directors meetings and all nine of the Board of Corporate Auditors meetings held in the fiscal year ended March 31, 2010 and used his extensive experience in the telecommunications business and his experience in corporate management to make appropriate comments.
	Kyouichi Yoshizawa	He attended all 17 Board of Directors meetings and all 14 of the Board of Corporate Auditors meetings held in the fiscal year ended March 31, 2010 and used his activities and experience as an NTT labor union board member to make appropriate comments.
	Takaaki Wakasugi	He attended 16 of the 17 Board of Directors meetings and 12 of the 14 Board of Corporate Auditors meetings held in the fiscal year ended March 31, 2010 and made appropriate comments from his expert perspective gained through academic research as a university professor of Business Administration.
(b) Indemnity agreements
The Company has concluded agreements with outside directors and outside corporate auditors to indemnify them for personal liability as provided in Article 423, Section 1 of the Corporation Law in accordance with Article 427, Section 1 of the Corporation Law. The compensation of liability is the minimum amount in accordance with Article 425, Section 1 of the Corporation Law.
(c) Total compensation to outside directors in the fiscal year ended March 31, 2010

Number of persons	Total compensation (Millions of yen)
4	69

Notes:

1.	The above figures include one corporate auditor who resigned as of the conclusion of the 18th ordinary general meeting held on June 19, 2009.

2.	In addition to the above, the aggregate compensation that outside directors received as officers from subsidiaries of our parent company for the fiscal year ended March 31, 2010 was ¥2 million.
4. Independent Auditor
(1) Name of independent auditor

KPMG AZSA & Co.
(2) Audit fees paid to the independent auditor in the fiscal year ended March 31, 2010

Amount
Details	(Millions of yen)
Audit fees for the independent auditor in the fiscal year ended March 31, 2010	715
Total monetary and other financial benefits payable by DOCOMO and its subsidiaries	784
Notes:
The audit contract between the Company and the independent auditor does not distinguish among audit fees paid for audits performed pursuant to the Corporation Law, audit fees paid for audits performed pursuant to the Financial Instruments and Exchange Act and audit fees paid for audits performed pursuant to the U.S. Securities Exchange Act, and since it is not practically possible to make such a distinction, the above amounts are totals.
(3) Policies concerning decisions to discharge or not reappoint independent auditors

In the event that the circumstances set forth in any of the items of Article 340, Section 1 of the Corporation Law apply to the independent auditor, the independent auditor is to be discharged by a unanimous resolution of the Board of Corporate Auditors.
In addition, if the Company determines that it would be difficult for the independent auditor to perform proper audits, the Board of Directors may, with the agreement of the Board of Corporate Auditors or upon request from the Board of Corporate Auditors, propose to the general meeting of shareholders that the independent auditor be discharged or that the independent auditor not be reappointed.
5. Systems for Ensuring the Propriety of the Company’s Business Activities
A summary of the Board of Directors resolutions concerning the development of systems to ensure the propriety of the Company’s business activities (internal control systems) is set forth below.
(1) Basic stance on fortifying internal control systems
a)
In fortifying the internal control systems, the Company aims to achieve legal compliance, management of loss risk and appropriate and efficient business operations and consider various measures, including regulations, organizational and structural improvement, formulation of action plans and the monitoring of activities.

b)
An internal control committee will be formed as an entity overseeing efforts to have the internal control systems function more efficiently. The committee will aim to fortify internal control systems from the cross-departmental perspective; upon assessing efficacy, necessary improvements will be carried out.

c)
Appropriate efforts will be made with regard to ensuring the reliability of the internal control systems, which will be involved with the financial reporting based on the U.S. Sarbanes-Oxley Act and the Financial Instruments and Exchange Act.

d)
The Board of Directors will approve the basic policy on fortifying internal control systems (the Basic Policy), receive regular reports on the progress of the initiative to fortify internal control systems, and oversee and monitor the internal control systems of the Company.

e)	As chief executive officer, the president and representative director will oversee the efforts to build the internal control systems based on the Basic Policy approved by board members.
(2) Fortifying structure relating to internal control systems
a)	System to ensure that the performance of duties by directors and employees conform with laws and regulations and the Company’s Articles of Incorporation

We institute the “NTT DOCOMO Group Code of Ethics” and compliance-related regulations and create requisite systems for ethical and legal compliance. In addition, when preparing financial statements, officers responsible for finance, corporate auditors, and independent auditors hold preliminary discussions of significant accounting policies, and for disclosure of company information including financial statements in a manner that conforms with securities-related laws and regulations, matters are decided at meetings of the Board of Directors after the necessary internal procedures pursuant to in-house regulations have been completed. Also, internal audit staff conducts audits of the company’s overall business activities to ensure conformity with laws and regulations and in-house regulations.

b)	System for storage and maintenance of information relating to the performance of duties by directors

Information relating to the performance of duties by directors is recorded and stored in accordance with rules stipulating the methods of storage and administration of documents and administrative information.

c)	Regulations and other systems relating to the management of loss risks

Executive directors responsible for risk management periodically summarize information relating to risks in their organizations in accordance with rules concerning risk management, and the internal control committee made up of directors, senior vice presidents, and others identifies risks as necessary for companywide risk management, and decides management policy for identified risks to prevent risks from occurring and to take rapid countermeasures in the event that risks do occur.

d)	System to ensure that the performance of duties by directors is conducted efficiently

The efficiency of the performance by directors of their duties is ensured by such means as decision-making rules based on internal regulations and the specification of powers relating to their duties, the formulation of medium-term management policies and business plans by the Board of Directors, and the establishment of committees composed of directors, senior vice presidents, and others.

e)	System to ensure the propriety of the business activities of the corporate group consisting of the Company, its parent company, and its subsidiaries

Based on rules governing fundamental matters relating to the management of our Group companies, group companies discuss important business matters with the Company or report them to the Company. In addition, officers with responsibility for corporate ethics who are appointed at subsidiaries report to the Company in a timely manner on the state of problems involving senior management, and the Company provides necessary guidance. With respect to unusual transactions with the parent company, investigations are conducted by legal personnel and audits are conducted by corporate auditors. Further, audits by internal audit personnel are directed to cover its subsidiaries, and whenever necessary they obtain and assess the results of the internal audits of those companies.

f)	Matters relating to employees who assist corporate auditors in the performance of their duties and the independence of those employees from the directors

The Corporate Auditor’s Office is established as an organization dedicated to assisting the corporate auditors with the performance of their duties, and specialist staff are assigned to it. We provide the Board of Corporate Auditors with advance explanations concerning matters such as appointments and transfers of these personnel and their job assignments, and pay respectful attention to the board’s opinions before acting on such matters.

g)	System for reporting to corporate auditors by directors and employees

Directors, senior vice presidents, and employees report promptly to the corporate auditors and to the Board of Corporate Auditors concerning matters prescribed by laws and regulations as well as requested matters necessary for the performance by the corporate auditors of their duties.

h)	Other systems for ensuring that auditing by corporate auditors is conducted effectively

Representative directors and the Board of Corporate Auditors hold regular meetings and develop an auditing environment necessary for enabling the corporate auditors to perform their duties. In addition, the internal audit staff coordinate with the audits by the corporate auditors to ensure auditing is conducted in a collaborative manner.

Throughout this report, amounts prepared based on domestic accounting standards are rounded down to the nearest unit. Amounts prepared in accordance with U.S. accounting standards are rounded off to the nearest unit.

CONSOLIDATED BALANCE SHEET [U.S. GAAP]

Millions of yen
March 31, 2010
ASSETS
Current assets:
Cash and cash equivalents	¥357,715
Short-term investments	403,010
Accounts receivable	838,226
Allowance for doubtful accounts	(15,633)
Credit card receivables	126,009
Inventories	141,277
Deferred tax assets	100,545
Prepaid expenses and other current assets	109,829

Total current assets	2,060,978

Property, plant and equipment:
Wireless telecommunications equipment	5,478,833
Buildings and structures	830,921
Tools, furniture and fixtures	516,084
Land	199,018
Construction in progress	83,608
Accumulated depreciation and amortization	(4,500,874)

Total property, plant and equipment, net	2,607,590

Non-current investments and other assets:
Investments in affiliates	578,095
Marketable securities and other investments	151,026
Intangible assets, net	628,691
Goodwill	198,436
Other assets	257,911
Deferred tax assets	274,048

Total non-current investments and other assets	2,088,207

Total assets	¥6,756,775

LIABILITIES AND EQUITY
Current liabilities:
Current portion of long-term debt	¥180,716
Short-term borrowings	78
Accounts payable, trade	632,437
Accrued payroll	54,580
Accrued interest	995
Accrued income taxes	185,890
Other current liabilities	133,466

Total current liabilities	1,188,162

Long-term liabilities:
Long-term debt (exclusive of current portion)	429,553
Accrued liabilities for point programs	151,628
Liability for employees’ retirement benefits	138,447
Other long-term liabilities	186,539

Total long-term liabilities	906,167

Total liabilities	2,094,329

Equity:
NTT DoCoMo, Inc. shareholders’ equity
Common stock	949,680
Additional paid-in capital	757,109
Retained earnings	3,347,830
Accumulated other comprehensive income (loss)	(37,379)
Treasury stock, at cost	(381,363)
Total NTT DoCoMo, Inc. shareholders’ equity	4,635,877
Noncontrolling interests	26,569

Total equity	4,662,446

Total liabilities and equity	¥6,756,775

(Note)	Amounts are rounded off to the nearest 1 million yen.

CONSOLIDATED STATEMENT OF INCOME AND COMPREHENSIVE INCOME [U.S. GAAP]

Millions of yen
Year ended March 31, 2010
(April 1, 2009 - March 31, 2010)
Operating revenues:
Wireless services	¥3,776,909
Equipment sales	507,495

Total operating revenues	4,284,404

Operating expenses:
Cost of services (exclusive of items shown separately below)	900,642
Cost of equipment sold (exclusive of items shown separately below)	698,495
Depreciation and amortization	701,146
Selling, general and administrative	1,149,876

Total operating expenses	3,450,159

Operating income	834,245

Other income (expense):
Interest expense	(5,061)
Interest income	1,289
Other, net	5,684

Total other income (expense)	1,912

Income before income taxes	836,157

Income taxes:
Current	381,507
Deferred	(43,310)

Total income taxes	338,197

Equity in net income (losses) of affiliates, net of applicable taxes	(852)

Net income	497,108

Less: Net (income) loss attributable to noncontrolling interests	(2,327)

Net income attributable to NTT DoCoMo, Inc.	¥494,781

Net income	¥497,108
Other comprehensive income (loss):
Unrealized holding gains (losses) on available-for-sale securities, net of applicable taxes	15,096
Change in fair value of derivative instruments, net of applicable taxes	(63)
Foreign currency translation adjustment, net of applicable taxes	5,882
Pension liability adjustment, net of applicable taxes	7,425

Total other comprehensive income (loss)	28,340

Comprehensive income	525,448

Less: Comprehensive (income) loss attributable to noncontrolling interests	(2,357)

Comprehensive income attributable to NTT DoCoMo, Inc.	¥523,091

(Note)	Amounts are rounded off to the nearest 1 million yen.

CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY [U.S. GAAP]
For the Fiscal Year Ended March 31, 2010 (April 1, 2009 – March 31, 2010)

	(Millions of yen)
	NTT DoCoMo, Inc. shareholders’ equity
				Accumulated
		Additional		other	Treasury	Total	Non
	Common	paid-in	Retained	comprehensive	stock,	shareholders’	controlling	Total
	stock	capital	earnings	income (loss)	at cost	equity	interests	equity
Balance at March 31, 2009	¥949,680	¥785,045	¥3,061,848	¥(65,689)	¥(389,299)	¥4,341,585	¥1,723	¥4,343,308
Purchase of treasury stock					(20,000)	(20,000)		(20,000)
Retirement of treasury stock		(27,936)			27,936	—		—
Cash dividends declared			(208,799)			(208,799)		(208,799)
Acquisition of new subsidiaries						—	22,588	22,588
Others						—	(99)	(99)
Comprehensive income
Net income			494,781			494,781	2,327	497,108
Unrealized holding gains (losses) on available-for-sale securities				15,096		15,096	0	15,096
Change in fair value of derivative instruments				(63)		(63)		(63)
Foreign currency translation adjustment				5,852		5,852	30	5,882
Pension liability adjustment				7,425		7,425		7,425

Balance at March 31, 2010	¥949,680	¥757,109	¥3,347,830	¥(37,379)	¥(381,363)	¥4,635,877	¥26,569	¥4,662,446

(Note)	Amounts are rounded off to the nearest 1 million yen.

(Reference) CONSOLIDATED STATEMENT OF CASH FLOWS

Millions of yen
Year ended
March 31, 2010
Cash flows from operating activities:
Net income	¥497,108
Adjustments to reconcile net income to net cash provided by operating activities—
Depreciation and amortization	701,146
Deferred taxes	(44,550)
Loss on sale or disposal of property, plant and equipment	32,735
Impairment loss on marketable securities and other investments	4,007
Equity in net losses of affiliates	2,122
Dividends from affiliates	12,854
Changes in assets and liabilities:
(Increase) / decrease in accounts receivable	(1,056)
Increase / (decrease) in allowance for doubtful accounts	242
(Increase) / decrease in credit card receivables	(30,042)
(Increase) / decrease in inventories	(17,262)
(Increase) / decrease in prepaid expenses and other current assets	1,582
(Increase) / decrease in non-current installment receivable for handsets	13,860
Increase / (decrease) in accounts payable, trade	(21,227)
Increase / (decrease) in accrued income taxes	(53,765)
Increase / (decrease) in other current liabilities	(22,019)
Increase / (decrease) in accrued liabilities for point programs	57,605
Increase / (decrease) in liability for employees’ retirement benefits	(8,015)
Increase / (decrease) in other long-term liabilities	35,878
Other, net	21,615

Net cash provided by operating activities	1,182,818

Cash flows from investing activities:
Purchases of property, plant and equipment	(480,080)
Purchases of intangible and other assets	(245,488)
Purchases of non-current investments	(10,027)
Proceeds from sale of non-current investments	9,534
Acquisitions of subsidiaries, net of cash acquired	(29,209)
Purchases of short-term investments	(377,591)
Redemption of short-term investments	69,605
Short-term bailment for consumption to a related party	(90,000)
Other, net	(10,670)

Net cash used in investing activities	(1,163,926)

Cash flows from financing activities:
Repayment of long-term debt	(29,042)
Proceeds from short-term borrowings	138,214
Repayment of short-term borrowings	(138,149)
Principal payments under capital lease obligations	(3,256)
Payments to acquire treasury stock	(20,000)
Dividends paid	(208,709)
Other, net	(3)

Net cash used in financing activities	(260,945)

Effect of exchange rate changes on cash and cash equivalents	220

Net increase (decrease) in cash and cash equivalents	(241,833)
Cash and cash equivalents at beginning of year	599,548

Cash and cash equivalents at end of year	¥357,715

Supplemental disclosures of cash flow information:
Cash received during the year for:
Income taxes	¥1,323
Cash paid during the year for:
Interest, net of amount capitalized	5,251
Income taxes	436,459
Non-cash investing and financing activities:
Assets acquired through capital lease obligations	2,347
Acquisitions of shares through share exchange	15,023
Acquisitions of exchangeable bonds through share exchange	20,821
Acquisitions of shares through conversion of exchangeable bonds	26,326
Retirement of treasury stock	27,936
(Note)	Amounts are rounded off to the nearest 1 million yen.

NON-CONSOLIDATED BALANCE SHEET (As of March 31, 2010)

(Millions of yen)
ASSETS
Non-current assets
Non-current assets for telecommunication businesses
Property, plant and equipment
Machinery and equipment	¥936,086
Antenna facilities	680,154
Satellite mobile communications facilities	2,133
Equipment related facilities	0
Telecommunications line facilities	45,359
Pipe and hand holes	14,923
Buildings	413,671
Structures	92,873
Other machinery and equipment	4,994
Vehicles	117
Tools, furniture and fixtures	93,458
Land	196,153
Lease assets	1,631
Construction in progress	62,830
Total property, plant and equipment	2,544,389
Intangible assets
Rights to use utility facilities	13,515
Software	519,635
Patents	131
Leasehold rights	49,110
Lease assets	34
Software in progress	68,068
Other intangible assets	14,539
Total intangible assets	665,035
Total non-current assets for telecommunication businesses	3,209,425
Investments and other assets
Investment securities	153,782
Shares of affiliated companies	704,376
Other investments in affiliated companies	7,826
Contributions in affiliated companies	5,054
Long-term prepaid expenses	13,472
Long-term accounts receivable, other	85,428
Deferred tax assets	242,103
Other investments and other assets	74,151
Allowance for doubtful accounts	(3,739)
Total investments and other assets	1,282,456
Total non-current assets	4,491,881
Current assets
Cash and bank deposits	358,683
Notes receivable	42
Accounts receivable, trade	544,153
Accounts receivable, other	463,898
Securities	259,989
Inventories and supplies	157,890
Advances	3,378
Prepaid expenses	26,697
Deposits	110,000
Deferred tax assets	66,957
Other current assets	12,091
Allowance for doubtful accounts	(14,986)
Total current assets	1,988,796
Total assets	6,480,678

LIABILITIES
Long-term liabilities
Bonds	¥405,800
Long-term borrowings	21,000
Lease obligations	1,787
Liability for employees’ retirement benefits	119,716
Accrued liabilities for loyalty programs	271,323
Other long-term liabilities	10,759
Total long-term liabilities	830,387

Current liabilities
Current portion of long-term borrowings	180,000
Accounts payable, trade	252,862
Lease obligations	1,037
Accounts payable, other	387,891
Accrued expenses	13,852
Accrued income taxes	177,691
Advances received	27,775
Deposits received	94,408
Other current liabilities	51,581
Total current liabilities	1,187,100

Total liabilities	¥2,017,487

NET ASSETS
Shareholders’ equity
Common stock	¥949,679
Capital surplus
Capital legal reserve	292,385
Other capital surplus	417,287
Total capital surplus	709,672
Earned surplus
Earned legal reserve	4,099
Other earned surplus
Accelerated depreciation reserve	126
General reserve	358,000
Earned surplus brought forward	2,819,618
Total earned surplus	3,181,844
Treasury stock	(381,363)
Total shareholders’ equity	4,459,833

Valuation and translation adjustments
Net unrealized holding gains or losses on securities	1,396
Deferred gains or losses on hedges	1,960
Total valuation and translation adjustments	3,357

Total net assets	¥4,463,190

Total liabilities and net assets	¥6,480,678

(Note)	Amounts are rounded down to the nearest 1 million yen.

NON-CONSOLIDATED STATEMENT OF INCOME
For the Year ended March 31, 2010 (April 1, 2009 – March 31, 2010)

	(Millions of yen)
Recurring profits and losses
Operating revenues and expenses
Telecommunication businesses
Operating revenues
Voice transmission services	¥1,886,038
Data transmission services	1,548,155
Other	30,279	¥3,464,473

Operating expenses
Sales expenses	869,456
Facility maintenance expenses	298,908
General expenses	54,587
Administrative expenses	70,525
Research expenses	71,616
Depreciation and amortization	681,424
Loss on disposal of property, plant and equipment and intangible assets	45,616
Communication network charges	284,302
Taxes and public dues	41,326	2,417,764

Operating income from telecommunication businesses		1,046,709
Supplementary businesses
Operating revenues		934,430
Operating expenses		1,165,485

Operating income (losses) from supplementary businesses		(231,055)

Total operating income		815,654
Non-operating revenues and expenses
Non-operating revenues
Interest income	245
Interest income-securities	917
Dividend income	21,630
Rental income	7,460
Miscellaneous income	6,521	36,775

Non-operating expenses
Interest expense	1,011
Interest expense-bonds	6,621
Write-downs of investment securities	3,702
Miscellaneous expenses	4,785	16,121

Recurring profit		836,307

Income before income taxes		836,307
Income taxes-current		362,500
Income taxes-deferred		(32,507)

Net income		¥506,314

(Note)	Amounts are rounded down to the nearest 1 million yen.

NON-CONSOLIDATED STATEMENT OF CHANGES IN NET ASSETS
For the Year ended March 31, 2010 (April 1, 2009 – March 31, 2010)

	(Millions of yen)
	Shareholders’ equity
		Capital surplus			Earned surplus
						Other earned surplus
								Earned
		Capital	Other	Total	Earned	Accelerated		surplus	Total		Total
	Common	legal	capital	capital	legal	depreciation	General	brought	earned	Treasury	shareholders’
	stock	reserve	surplus	surplus	reserve	reserve	reserve	forward	surplus	stock	equity
Balance as of March 31, 2009	¥949,679	¥292,385	¥445,222	¥737,607	¥4,099	¥1,533	¥358,000	¥2,520,695	¥2,884,329	¥(389,298)	¥4,182,317

Changes during the annual period
Addition for accelerated depreciation reserve						62		(62)	—		—
Reversal of accelerated depreciation reserve						(1,469)		1,469	—		—
Dividends from surplus								(208,799)	(208,799)		(208,799)
Net income								506,314	506,314		506,314
Purchase of treasury stock										(19,999)	(19,999)
Retirement of treasury stock			(27,935)	(27,935)						27,935	—
Net changes other than shareholders’ equity
The total amount of changes during the annual period	—	—	(27,935)	(27,935)	—	(1,406)	—	298,922	297,515	7,935	277,515

Balance as of March 31, 2010	¥949,679	¥292,385	¥417,287	¥709,672	¥4,099	¥126	¥358,000	¥2,819,618	¥3,181,844	¥(381,363)	¥4,459,833

	Valuation and translation adjustments
	Net unrealized holding gains or	Deferred gains or losses on	Total valuation and translation
	losses on securities	hedges	adjustments	Total net assets
Balance as of March 31, 2009	¥(12,592)	¥2,041	¥(10,551)	¥4,171,765

Changes during the annual period
Addition for accelerated depreciation reserve				—
Reversal of accelerated depreciation reserve				—
Dividends from surplus				(208,799)
Net income				506,314
Purchase of treasury stock				(19,999)
Retirement of treasury stock				—
Net changes other than shareholders’ equity	13,989	(80)	13,908	13,908
The total amount of changes during the annual period	13,989	(80)	13,908	291,424

Balance as of March 31, 2010	¥1,396	¥1,960	¥3,357	¥4,463,190

(Note)	Amounts are rounded down to the nearest 1 million yen.

[English Translation of the Auditors’ Report Originally Issued in the Japanese Language]
Independent Auditors’ Report
May 10, 2010
The Board of Directors
NTT DoCoMo, Inc.
KPMG AZSA & Co.

Masanori Sato (Seal) Designated and Engagement Partner Certified Public Accountant

Hirohito Kaneko (Seal) Designated and Engagement Partner Certified Public Accountant

Yutaka Terasawa (Seal) Designated and Engagement Partner Certified Public Accountant
We have audited the consolidated statutory report, comprising the consolidated balance sheet, the consolidated statement of income and comprehensive income, the consolidated statement of shareholders’ equity and the note to consolidated financial statements of NTT DoCoMo, Inc. as of March 31, 2010 and for the year from April 1, 2009 to March 31, 2010 in accordance with Article 444(4) of the Corporation Law. The consolidated statutory report is the responsibility of the Company’s management. Our responsibility is to express an opinion on the consolidated statutory report based on our audit as independent auditors.
We conducted our audit in accordance with auditing standards generally accepted in Japan. Those auditing standards require us to obtain reasonable assurance about whether the consolidated statutory report is free of material misstatement. An audit is performed on a test basis, and includes assessing the accounting principles used, the method of their application and estimates made by management, as well as evaluating the overall presentation of the consolidated statutory report. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the consolidated statutory report referred to above presents fairly, in all material respects, the financial position and the results of operations of NTT DoCoMo, Inc. and its consolidated subsidiaries for the period, for which the consolidated statutory report was prepared in conformity with U.S. generally accepted accounting principles, under Article 3(1) of supplementary provisions of the Corporation Law (the ordinance of the Ministry of Justice No. 46 of 2009) (see Note 1 as “Basis of preparation of consolidated financial statements” of “Summary of significant accounting and reporting policies” in the Note to Consolidated Financial Statements).
Our firm and engagement partners have no interest in the Company which should be disclosed pursuant to the provisions of the Certified Public Accountants Law of Japan.

[English Translation of the Auditors’ Report Originally Issued in the Japanese Language]
Independent Auditors’ Report
May 10, 2010
The Board of Directors
NTT DoCoMo, Inc.
KPMG AZSA & Co.

Masanori Sato (Seal) Designated and Engagement Partner Certified Public Accountant

Hirohito Kaneko (Seal) Designated and Engagement Partner Certified Public Accountant

Yutaka Terasawa (Seal) Designated and Engagement Partner Certified Public Accountant
We have audited the statutory report, comprising the non-consolidated balance sheet, the non-consolidated statement of income, the non-consolidated statement of changes in net assets and the note to non-consolidated financial statements, and its supplementary schedules of NTT DoCoMo, Inc. as of March 31, 2010 and for the year from April 1, 2009 to March 31, 2010 in accordance with Article 436(2)-(1) of the Corporation Law. The statutory report and its supplementary schedules are the responsibility of the Company’s management. Our responsibility is to express an opinion on the statutory report and supplementary schedules based on our audit as independent auditors.
We conducted our audit in accordance with auditing standards generally accepted in Japan. Those auditing standards require us to obtain reasonable assurance about whether the statutory report and its supplementary schedules are free of material misstatement. An audit is performed on a test basis, and includes assessing the accounting principles used, the method of their application and estimates made by management, as well as evaluating the overall presentation of the statutory report and supplementary schedules. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the statutory report and its supplementary schedules referred to above present fairly, in all material respects, the financial position and the results of operations of NTT DoCoMo, Inc. for the period, for which the statutory report and its supplementary schedules were prepared, in conformity with accounting principles generally accepted in Japan.
Our firm and engagement partners have no interest in the Company which should be disclosed pursuant to the provisions of the Certified Public Accountants Law of Japan.

[English Translation]
Audit Report of Board of Corporate Auditors
Based on audit reports from each Corporate Auditor, and following due discussion at meetings, the Board of Corporate Auditors has prepared this audit report regarding the execution of the duties of the Board of Directors in the 19th fiscal year from April 1, 2009 to March 31, 2010. The Board reports as follows.
1. Outline of Audit Methodology
The Board of Corporate Auditors established an auditing plan and received reports from each Corporate Auditor on the status of the implementation of audits and the results thereof, as well as reports from the Board of Directors and the Independent Auditors regarding the status of execution of their duties, and requested explanations as necessary.
Also, on the basis of the Board of Corporate Auditors Rules established by the Board of Corporate Auditors, and in accordance with its auditing plan, the Corporate Auditors sought mutual understanding with the Directors, the internal auditing department, other employees and the Independent Auditors in their efforts to collect information, and carried out the audit as follows:
(1)
attended meetings of the Board of Directors and other important meetings, and received reports from Directors and employees regarding performance of their duties, requested explanations as necessary, perused important documents regarding decisions and approvals made and investigated the status of operations and the financial position at the company’s head office and major offices of business;

(2)
carried out an audit and verification of the particulars of Board of Directors resolutions relating to the establishment of structures necessary to ensure that the Board of Directors’ performance of its duties is in conformity with laws and regulations and the Company’s Articles of Incorporation and to otherwise ensure the appropriateness of the business of a kabushiki kaisha, as well as the structures established pursuant to such resolutions (internal control system);

(3)
regarding the subsidiaries, the Board of Corporate Auditors sought to achieve a mutual understanding and exchange of information with directors and other persons and corporate auditors of the subsidiaries, and, where necessary, received business reports from the subsidiaries; and

(4)
audited and verified whether the Independent Auditors maintained their independence and carried out their audits appropriately, received reports from the Independent Auditors regarding the execution of their duties and, where necessary, requested explanations. Also, the Board of Corporate Auditors received notification from the Independent Auditors to the effect that the structure to ensure that duties are executed appropriately has been established and requested explanations as necessary.

Based on the above methodology, the Board of Corporate Auditors evaluated business reports, supplementary schedules, the non-consolidated statutory report related to the fiscal year ended March 31, 2010 (the non-consolidated balance sheet, income statement, statement of changes in shareholders’ equity, and note to non-consolidated statutory report), the supplementary schedules as well as the consolidated statutory report (the consolidated balance sheet, consolidated statement of income and comprehensive income, consolidated statement of shareholders’ equity and consolidated note to consolidated financial statements).
2. Audit Results
(1)	Results of the audit of the business report
i.	We find that the Business Report and its supplementary statements accurately reflect the conditions of the company in accordance with laws and regulations and the Articles of Incorporation.

ii.	No inappropriate conduct concerning the execution of duties by Directors or material facts in violation of law or the Articles of Incorporation were found.

iii.
We find that the particulars of Board of Directors’ resolutions concerning the internal control systems are appropriate. Further, no matters requiring note on our part were found with respect to Directors’ execution of duties in regards to the internal control system.

(2)	Results of the audit of performance of the duties by the Independent Auditors
No matters requiring note on our part were found with respect to the structure for ensuring the proper execution of duties by the Independent Auditor, KPMG AZSA & Co..
(3)	Results of the audit of the non-consolidated statutory report, supplementary schedules and the consolidated statutory report
We find that the methodology and results of the audit by the Independent Auditor, KPMG AZSA & Co., are appropriate.

May 13, 2010

Board of Corporate Auditors of NTT DoCoMo, Inc.

Kenichi Aoki, Full-time Corporate Auditor	seal

Shunichi Tamari, Full-time Corporate Auditor	seal

Yoshitaka Makitani, Full-time Corporate Auditor	seal

Kyouichi Yoshizawa, Full-time Corporate Auditor	seal

Takaaki Wakasugi, Corporate Auditor	seal

Note:	Corporate auditors, Mr. Yoshitaka Makitani, Mr. Kyouichi Yoshizawa and Mr. Takaaki Wakasugi are outside corporate auditors as provided in Article 2, Item 16 of the Corporation Law.

Companies listed on the NYSE must comply with certain standards regarding corporate governance under Section 303A of the NYSE Listed Company Manual. However, listed companies that are foreign private issuers, such as the Company, are permitted to follow home country practice in lieu of certain provisions of Section 303A.
We have posted on our corporate web-site the significant differences between the corporate governance practices followed by NYSE-listed U.S. companies under Section 303A of the NYSE Listed Company Manual and those followed by the Company. http://www.nttdocomo.co.jp/english/corporate/ir/management/governance/nyse.html